CHINA YUCHAI INTERNATIONAL ANNOUNCES
CHANGES TO JOINT VENTURE WITH GEELY AND YINLUN

Singapore, Singapore – May 22, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today changes to its joint venture entered into by its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) with Zhejiang Geely Holding Group Co., Ltd. (“Geely”) and Zhejiang Yinlun Machinery Co, Ltd. (“Yinlun”).

Pursuant to the Equity Joint Venture Agreement entered into between GYMCL, Geely and Yinlun, two joint venture companies were to be established for the development, production and sales of a proprietary diesel engine and its parts for passenger vehicles. Subsequently in 2008, Jining Yuchai Engine Company Limited (“Jining Yuchai”) and Zhejiang Yuchai Sanli Engine Company Limited (“Zhejiang Yuchai”) were established in Jining, Shandong Province and Tiantai, Zhejiang Province, respectively. The main product of the joint ventures was to be a 4D20 diesel engine and the technology for the new diesel engine was to be purchased from Geely subject to certain specified design technology standards being met. GYMCL was the controlling shareholder with 52% in both joint ventures with Geely and Yinlun holding 30% and 18% shareholding, respectively.

Further to discussions between GYMCL, Geely and Yinlun, in order to streamline the operations of both joint venture companies and to ensure that GYMCL’s resources and costs are prudently allocated, a share swap agreement has been entered into such that GYMCL exits from Zhejiang Yuchai and focuses only on Jining Yuchai. The share swap involves GYMCL transferring its 52% shareholding in Zhejiang Yuchai to Yinlun, and Yinlun transferring its 18% shareholding in Jining Yuchai to GYMCL. Upon the completion of the share swap, GYMCL will hold a 70% shareholding in Jining Yuchai with Geely maintaining its 30% shareholding. The technology for the 4D20 diesel engine purchased from Geely will be entirely owned by Jining Yuchai. The share swap between GYMCL and Yinlun at historical cost, will result in a cash payment of Rmb 25 million from Yinlun to GYMCL.

As a result of the share swap, GYMCL through Jining Yuchai will concentrate on continuing the development and production of the 4D20 diesel engine which is central to the joint venture, and Zhejiang Yuchai’s focus will be on manufacturing crankshafts. As earlier reported, the second- and third-generation prototype 4D20 diesel engines are currently undergoing developmental tests which are scheduled to be completed at the end of 2012.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com